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                                                               Exhibit (a)(5)(D)


                                                          For Immediate Release


        Career Holdings, Inc., Commences Tender Offer For HeadHunter.NET

Reston, Va., Friday, August 31, 2001 - Career Holdings, Inc., backed by Knight Ridder, Inc. (NYSE: KRI), and Tribune Company (NYSE: TRB) and the parent of CareerBuilder, Inc., today said that it has commenced its previously announced tender offer for all of the shares of common stock of HeadHunter.NET, Inc., (NASDAQ: HHNT) at $9.25 per share, net to the seller, in cash.

On August 24, CareerBuilder, Knight Ridder and Tribune announced plans to acquire Headhunter.net, bringing together two of the nations leaders - CareerBuilder and Headhunter.net - in local and national online recruitment.

The Headhunter.net tender offer is being made pursuant to an agreement and plan of merger dated August 24. The tender offer will expire at 12:00 midnight, Eastern time, on September 28, unless extended.

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares that would constitute at least a majority of the outstanding Headhunter.net shares on a fully diluted basis.

American Stock Transfer & Trust Company is the depositary for the tender offer. Georgeson Shareholder Communications Inc. is the information agent.

                                       ###

This news release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. The complete terms and conditions of this tender offer are set forth in an offer to purchase and related letter of transmittal, which are included in a Tender Offer Statement being filed today with the Securities and Exchange Commission. The offer to purchase and letter of transmittal will be mailed to Headhunter.net shareholders. The Tender Offer Statement (including the offer to purchase, letter of transmittal and related documents) will also be available for free on the Commission's Web site at http://www.sec.gov.
------------------

About CareerBuilder, Inc.

CareerBuilder is the leading provider of targeted Web recruiting. Through the CareerBuilder Network, employers can post jobs to pinpoint exactly the right candidates by location, industry or diversity. Job seekers can instantly search more than 70 of the Internet's best career sites, in just a couple of clicks. CareerBuilder also provides personalized career services and advice. The CareerBuilder Network is the most powerful career network on the Web, including careerbuilder.com - the flagship career center - and the career centers of premier destination sites

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including MSN, Bloomberg.com, USA TODAY.com, iVillage.com and latimes.com,
Philly.com, chicagotribune.com and BayArea.com.

About Knight Ridder, Inc.

Knight Ridder is the nation's second-largest newspaper publisher, with products in print and online. The company publishes 32 daily newspapers in 28 U.S. markets, with a readership of 8.5 million daily and 12.6 million Sunday. Knight Ridder also has investments in a variety of Internet and technology companies and two newsprint companies. The company's Internet operation, Knight Ridder Digital, creates and maintains a variety of online services, including Real Cities (www.RealCities.com), a national network of city and regional destination sites in 55 U.S. markets. Knight Ridder and Knight Ridder Digital are located in San Jose, Calif.

About Tribune Company

Tribune is one of the country's premier media companies, operating businesses in broadcasting, publishing and on the Internet. It reaches more than 80 percent of U.S. households, and is the only media company with television stations, newspapers and Web sites in the nation's top three markets.


MEDIA CONTACTS:                                INVESTOR CONTACTS:
Gary Weitman, Tribune Co.                      Ruthellyn Musil, Tribune Co
Gweitman@tribune.com                           rmusil@tribune.com
--------------------                           312/222-3787
312/222-3394 (Office)                          312/222-1573
312/222-1573 (Fax)

Cynthia Funnell, Knight Ridder Digital         Polk Laffoon, Knight Ridder, Inc
cfunnell@knightridder.com                      plaffoon@knightridder.com
-------------------------                      408/938-7838 (Office)
408/938-6076 (Office)                          408/938-7813 (Fax)
408/938-6080 (Fax)

Barry Lawrence, CareerBuilder, Inc.
Barry.Lawrence@careerbuilder.com
--------------------------------
703/259-5793 (Office)
703/259-5785  (Fax)


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